

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-mail
Mr. Joseph C. Capezza
Chief Financial Officer
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

Re: **Health Net, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 27, 2012
             Form 10-Q for the Quarterly Period Ended June 30, 2012
             Filed August 8, 2012
             File No. 001-12718

Dear Mr. Capezza:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011
Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies
T-3 TRICARE Contract, page F-10

1. Regarding change orders for government contracts, you state that in these situations you make no attempt to estimate and record revenue, and you will record the costs and the appropriate value for revenue using your best estimate of what will ultimately be negotiated. It is unclear based on this disclosure if you establish an estimate for this revenue and if so, when you record the revenue and costs. Please provide us proposed disclosure to be included

in future periodic reports that clarifies when and how revenue and expense for these change orders is recognized.

Note 12 – Regulatory Requirements, page F-44

2. Please provide us proposed disclosure to be included in future periodic reports to address the following:
    *   Please provide the disclosure required under ASC 944-505-50-1a and b.
    *   With respect to your dividend restrictions, please revise to comply with ASC 944-505-50-1c. and rule 4-08(e)(1) of Regulation S-X to disclose the amount of consolidated retained earnings that is not available for the payment of dividends to Health Net, Inc.'s stockholders.
    *   Please disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to rule 4-08(e)(3)(ii) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Note 2. Significant Accounting Policies
Health Plan Services Health Care Cost, page 9

3. You disclosed that you experienced adverse development of $61 million of incurred claims related to prior periods which was comprised of $48.9 million from the first quarter of 2012 and $12.1 million from 2011 and prior years offset by a $53.1 million provision for adverse deviation originally accrued to provide for such development. Please provide us proposed disclosure be included in future periodic reports which explains what this provision for adverse deviation represents, how this reserve is established and disclose the amount of the provision and changes in the amount for each period presented. In addition, please tell us how this provision for adverse deviation complies with ASC 944-40-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant